BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 July 2023

Name of applicant:RELX PLC

Name of scheme:RELX Group plc 2013 SAYE Share Option Scheme

Period of return:From: 1 January 2023To: 30 June 2023

Balance of unallotted securities under scheme(s) from previous return: 448,082

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 500,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 55,097

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 892,985

Name of contact:                                           Hitomi Hibino

Telephone number of contact:020 7166 5972

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 July 2023

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2013

Period of return:From: 1 January 2023To: 30 June 2023

Balance of unallotted securities under scheme(s) from previous return: 332,216

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 2,000,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 1,565,533

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 766,683

Name of contact: Hitomi Hibino

Telephone number of contact:020 7166 5972

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 July 2023

Name of applicant:RELX PLC

Name of scheme:The RELX PLC Convertible Debenture Scheme

Period of return:From: 1 January 2023To: 30 June 2023

Balance of unallotted securities under scheme(s) from previous return: 587,781

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 68,411

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 519,370

Name of contact: Hitomi Hibino

Telephone number of contact:020 7166 5972